Exhibit 1.3

Quebec National Library Deploys Pivotal Service

Bibliothèque nationale du Québec (BNQ) - the national library of Quebec - uses Pivotal Service to streamline administrative processes and make the library more accessible to a new generation of library patrons

FOR IMMEDIATE RELEASE

Vancouver, BC – May 31, 2005 - Pivotal Corporation, a leading CRM solution provider for mid-sized enterprises, and a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that Bibliothèque nationale du Québec—the national library of Quebec—has deployed Pivotal Service to streamline administrative processes and make the library more accessible to a new generation of library patrons.

Since its creation, BNQ acquires, by legal deposit, all new documents published in Québec. It also purchases publications retrospectively, which has allowed the institution to develop a nearly exhaustive collection of Québec’s documentary heritage, as well as large holdings of foreign publications about Québec. With the inauguration of the Grande Bibliothèque on April 29, 2005, BNQ offers all Quebecers unprecedented access—on site, over the Internet or by inter-library loan—to its four million or so documents, including one million books. Located in the heart of Montreal, Quebec, the Grande Bibliothèque also provides specialized services to several clienteles, notably children, business people, newcomers to Québec, members of cultural communities, and persons with visual or other impairments.

With a mission to provide unparalleled, multi-channel access to its collections along with services such as conferencing facilities and inter-library loans, BNQ required a means of automating many common administrative processes to reduce costs and focus on delivering value-added services to members. In order to do this, BNQ needed an easy-to-use, highly flexible service application that could be quickly integrated with its lending system and maintained at a low cost. After researching systems used by other national libraries around the world, BNQ selected Pivotal Service implemented in French by Pivotal’s Quebec-based consulting partner Gestisoft.

“As the repository of Quebec’s national document history, one of BNQ’s top priorities is making the library and its millions of documents readily accessible and as user-friendly as possible,” said Serge Durocher, vice president, Gestisoft. “The organization needed a system that would allow their staff to manage the different types of services they provide in a knowledgeable and efficient manner. With Pivotal Service and Gestisoft, BNQ has both the technology and a consulting partner that will help them deliver on their mission of enhanced access to the collections and library services. We believe this deployment represents the first use of CRM software in a national library.”

Pivotal Service integrated with the library’s BiblioMondo lending system, will help BNQ address the needs of a new generation of library patrons by streamlining administrative processes to enhance the experience it provides to patrons while reducing routine demands on the library’s staff. Using the system, BNQ kiosk staff will have access to each library patron’s complete member profile including documents on loan, conferencing facilities booked, inter-library loans requested and other details such as international requests for library research. By capturing patron requests and information via the Web, by phone or in person, the system allows library members to interact with the library in the way they want. With this information at their fingertips, library staff will be able to quickly process new memberships, track requests for research service and deliver value-added services to BNQ’s membership.

According to Bruce Kenny, senior vice president, products, Pivotal, “Bibliothèque nationale du Québec is a respected, world-class institution with a CRM strategy that calls for flexible, easy-to-use technology and collaborative consulting services. Pivotal has worked to develop a set of products and network of consulting partners designed to meet the unique needs of mid-sized organizations like BNQ.”

About Pivotal Corporation

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,800 companies around the world have licensed Pivotal including: Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to streamline administrative processes, make the library more accessible to a new generation of library patrons and integrate with the library’s BiblioMondo lending system, reduce costs and allow library staff to quickly process new memberships, track requests for research service and deliver value-added services to BNQ’s membership. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

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